

October 8, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

      Re: **Fantex, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed September 24, 2014
              File No. 333-196437

Dear Mr. French:

We have reviewed your response to our letter dated September 9, 2014 and have the following additional comments.

Dilution, page 94

1. In accordance with your response to our prior comment 3, we note you have removed all references to as-converted platform stock based on your assertion that there would be no material dilution of the value of a share of a series of tracking stock as a result of its conversion to platform common stock. Please revise your disclosure in this section to add a statement with this explanation regarding any conversion to platform common stock.

Results of Operations, page 97

Six months ended June 30, 2013 and 2014 (unaudited), page 97

2. We note the disclosure added to pages 97 and 98 of MD&A in response to our prior comment 5. Please explain in further detail how you determined the $170,000 of income recognized during the six months ended June 30, 2014 that represented an increase in the fair value of the brand contract from April 28, 2014 through June 30, 2014 and which was driven by the timing of the cash flows and the increased certainty of expected future cash flows being realized. As part of your response, please indicate the specific future cash flows whose timing is expected to be accelerated or changed as well as the specific cash flows whose expected realization has increased during this period along with the factors that resulted in their increased expected realization.

Critical Accounting Policies, page 102

Fair Value of Financial Instruments, page 103

Alshon Jeffery Brand Contract, at Estimated Fair Value, page 111

3. Please briefly explain the basis for your belief that Alshon Jeffery will renegotiate his NFL Player contract prior to the 2015 NFL season. To the extent material, please discuss, if known, whether there are advantages or disadvantages to a player renegotiating his NFL player contract rather than participating in free agency. Please also tell us whether you believe Jeffery's failure to renegotiate his contract prior to the 2015 season would be likely to have a material impact on expected brand income from your contract with Jeffery.

Vernon Davis Brand Contract, at Estimated Fair Value, page 121

4. We note the disclosure added on pages 122 and 123 in response to our prior comments 9 and 10. Please revise the discussion to also indicate whether any adjustments to the fair value of this brand contract have been made subsequent to the consummation of the offering associated with this brand contract. Also, please explain the nature of any adjustments, their impact on the fair value of the brand contract, and the facts or circumstances that resulted in such adjustments.

Note 2. Summary of Significant Accounting Policies, page F-9

Income/(Loss) per share, page F-13

5. We note your response to our prior comment 14 and your revised disclosure on page F-13, which provides a general explanation regarding how net income/(loss) is allocated between Platform Common stock and Fantex Series Vernon Davis Convertible Tracking Stock on the statement of operations. Please further revise your disclosure to specifically show the components and amounts, preferably within a table, which went into the allocation.

Note 5. Investment in Brand Contract, at Fair Value (Unaudited), page F-16

6. We note your response to our prior comment 20 and the disclosure that has been added to Note 5 in response to our comment. Please clarify what you mean by the statement indicating "the realized gain represents a calculation of the expected discount rate being realized as the expected cash flow is received." If this realized gain represents changes in fair value resulting from changes in the discount rate used to present value cash flows due to the passage of time, please clearly indicate this in your response and your revised disclosure. Alternatively, if this amount represents some other change in fair value,

please clarify what resulted in this realized gain as we are unclear as to its nature based on your current disclosures.

7. You state in your response to our prior comment 21 and in your disclosure on page F-18 that shortfalls in cash flow that are a result of cash not being received would represent a net loss to the extent it is no longer expected to be received. In this regard, it was noted that there were several instances where Vernon Davis did not earn certain compensation, such as declining to participate in the Pro Bowl, not participating in voluntary off season training and failing to report for the team's mandatory minicamp in June. As such, please tell us and revise your disclosure to explain how these events have been considered in your calculation of realized gain at June 30, 2014.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP